Exhibit 4.3

SATELLOS BIOSCIENCE INC.

Consolidated Financial Statements

Years ended December 31, 2024 and 2023

Independent auditor’s report

To the Shareholders of Satellos Bioscience Inc.

Our opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Satellos Bioscience Inc. and its subsidiaries (together, the Company) as at December 31, 2024 and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

What we have audited

The Company’s consolidated financial statements comprise:

•	the consolidated statement of financial position as at December 31, 2024;

•	the consolidated statement of loss and comprehensive loss for the year then ended;

•	the consolidated statement of changes in shareholders’ equity for the year then ended;

•	the consolidated statement of cash flows for the year then ended; and

•	the notes to the consolidated financial statements, comprising material accounting policy information and other explanatory information.

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.

Key audit matters

We have determined that there are no key audit matters to communicate in our report.

Comparative information

The consolidated financial statements of the Company for the year ended December 31, 2023 were audited by another auditor who expressed an unmodified opinion on those consolidated financial statements on March 27, 2024.

Other information

Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Company as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Grant Redpath.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario, Canada

March 25, 2025

SATELLOS BIOSCIENCE INC.

Consolidated Statements of Financial Position

(Expressed in thousands of Canadian Dollars)

As at,	Notes	December 31, 2024	December 31, 2023
		$	$
ASSETS
Current
Cash and cash equivalents	3	57,659	22,067
Short-term investments	4	12,195	17,520
Sales tax and other receivables		626	583
Prepaid expenses and deposits	5	2,532	148
Derivative financial instruments, net	6	-	4
Total current assets		73,012	40,322

Property and equipment		5	19

Assets held for sale
Intangible asset	6	-	3,916
Investment	6	-	41
		5	3,976

TOTAL ASSETS		73,017	44,298

LIABILITIES

Accounts payable and accrued liabilities	7	5,155	3,624
Total current liabilities		5,155	3,624

Total Liabilities		5,155	3,624

SHAREHOLDERS’ EQUITY

Common shares	9	105,729	61,916
Pre-funded warrants	9	27,622	17,772
Contributed surplus		10,329	8,503
Accumulated deficit		(75,601)	(47,502)
Accumulated other comprehensive loss		(217)	(15)
Total shareholders’ equity		67,862	40,674

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		73,017	44,298

Commitments and Contingencies (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors:

(signed) “Geoff MacKay”
Director

(signed) “Adam Mostafa”
Director

SATELLOS BIOSCIENCE INC.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in thousands of Canadian Dollars, except for per share amounts)

	Notes	December 31, 2024	December 31, 2023
		$	$
Research and development (“R&D”)	12	19,603	8,817
General and administrative (“G&A”)	12	8,205	6,646

TOTAL R&D AND G&A EXPENSES:		(27,808)	(15,463)

OTHER INCOME AND EXPENSES
Finance income		1,371	1,333
Interest expense	8	-	(177)
Loss on extinguishment of Debenture Units	8	-	(426)
(Loss)/gain on derivative financial instruments	6	(2)	1
Impairment of AmpB assets	6	(3,961)	-
Foreign exchange gain/(loss)		2,301	(1,157)

NET LOSS BEFORE INCOME TAXES		(28,099)	(15,889)

Income tax expense		-	-

NET LOSS FOR THE YEAR		(28,099)	(15,889)

OTHER COMPREHENSIVE LOSS
Item that may be reclassified to net loss Foreign currency translation adjustment		(202)	(8)

TOTAL COMPREHENSIVE LOSS		(28,301)	(15,897)

Basic and diluted loss per share		$(0.25)	$(0.18)
Weighted average number of common shares	9	114,778,351	86,404,762

The accompanying notes are an integral part of these consolidated financial statements.

SATELLOS BIOSCIENCE INC.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of Canadian Dollars)

For the years ended December 31, 2024 and 2023
	Common Shares	Common Shares	Pre-funded Warrants	Pre-funded Warrants	Contributed Surplus	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
	Number	$	Number	$	$	$	$	$
Balance - December 31, 2022	41,797,613	30,209	-	-	4,780	(31,613)	(7)	3,369
Bonus Common Shares issued in Debenture Offering (Note 8)	671,825	238	-	-	-	-	-	238
Transaction costs incurred on issuance of Bonus Common Shares in Debenture Offering (Note 8)	-	(12)	-	-	-	-	-	(12)
Exercise of broker warrants (note 10)	25,000	14	-	-	(4)	-	-	10
Common Shares issued in equity offering (Note 9)	70,297,220	35,149	-	-	-	-	-	35,149
Transaction costs incurred on issuance of Common Shares in equity offering:
Cash transaction costs (Note 9)	-	(2,686)	-	-	-	-	-	(2,686)
Fair value of warrants (Note 9)	-	(996)	-		996	-	-	-
Pre-Funded Warrants issued in equity offering (Note 9)	-	-	39,702,780	19,851	-	-	-	19,851
Transaction costs incurred on issuance of Pre-Funded Warrants:
Cash transaction costs (Note 9)	-	-	-	(1,517)	-	-	-	(1,517)
Fair value of warrants (Note 9)	-	-	-	(562)	562
Stock-based compensation (Note 11)	-	-	-	-	2,169	-	-	2,169
Net loss for the year	-	-	-	-	-	(15,889)	-	(15,889)
Foreign currency translation adjustment	-	-	-	-	-	-	(8)	(8)
Balance –December 31, 2023	112,791,658	61,916	39,702,780	17,772	8,503	(47,502)	(15)	40,674
Exercise of warrants (Note 10)	1,608,214	1,120	-	-	(287)	-	-	833
Common Shares issued in equity offering, net of transaction costs (Note 9)	51,420,000	42,693	-	-	-	-	-	42,693
Pre-Funded Warrants issued in equity offering, net of transactions costs (Note 9)	-	-	11,865,000	9,850	-	-	-	9,850
Stock-based compensation (Note 11)	-	-	-	-	2,113	-	-	2,113
Net loss for the year	-	-	-	-	-	(28,099)	-	(28,099)
Foreign currency translation adjustment	-	-	-	-	-	-	(202)	(202)
Balance – December 31, 2024	165,819,872	105,729	51,567,780	27,622	10,329	(75,601)	(217)	67,862

The accompanying notes are an integral part of these consolidated financial statements.

SATELLOS BIOSCIENCE INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian Dollars)

For the years ended,	Notes	December 31, 2024	December 31, 2023
		$	$
CASH AND CASH EQUIVALENTS PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss for the year		(28,099)	(15,889)
Items not affecting cash:
Impairment of AmpB assets		3,961	-
Accrued interest on long term debt	8	-	177
Loss on extinguishment of Debenture Units	8	-	426
Depreciation of property and equipment		20	7
Stock-based compensation	10	2,113	2,169
(Gain)/loss on derivative financial instruments	6	2	(1)
Non-cash finance income		(488)	-
Unrealized foreign exchange (gain)/loss		(1,459)	1,157
Net change in non-cash working capital balances:
Sales tax and other receivables		(43)	(323)
Prepaid expenses and deposits		(2,360)	(102)
Accounts payable and accrued liabilities		1,378	794
		(24,975)	(11,585)

FINANCING ACTIVITIES
Proceeds from issuance of Debenture Units, net of costs	8	-	2,244
Repayment of Debenture Units	8	-	(2,622)
Proceeds from exercise of warrants, net of costs		833	10
Proceeds from Common Share issuance, net of costs	9	42,802	32,463
Proceeds from Pre-Funded Warrant issuance, net of costs	9	9,850	18,334
		53,485	50,429

INVESTING ACTIVITIES
Purchases of short-term investments		(37,336)	(17,520)
Maturities of short-term investments		43,680	-
Purchase of property and equipment		(6)	(18)
		6,338	(17,538)

Effect of foreign currency exchange rates on cash and cash equivalents		744	(1,163)

INCREASE IN CASH AND CASH EQUIVALENTS		35,592	20,143

CASH AND CASH EQUIVALENTS – Beginning of period		22,067	1,924

CASH AND CASH EQUIVALENTS – End of period		57,659	22,067

Non-Cash Transactions
Broker warrants issued		-	1,558

Cash interest received		780	752

The accompanying notes are an integral part of these consolidated financial statements.

SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023

(Amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

1.	Description of Business

Satellos Bioscience Inc. (“Satellos” or the “Company”) is a Canadian biotechnology and drug development company incorporated under the laws of Canada. The head office, principal address, and records of the Company are located at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2800, Toronto, Ontario M5J 2J1 Canada and the Company’s common shares (“Common Shares”) are listed on the Toronto Stock Exchange (“TSX”).

The Company has wholly owned subsidiaries in Australia, (Satellos Bioscience Australia Pty Ltd) in Canada (Amphotericin B Technologies, Inc., hereinafter “AmpB Tech”) and in Delaware, USA (Satellos Bioscience US, Inc.).

2.	Material Accounting Policies

2.1	Basis of Presentation

These consolidated financial statements as at and for the years ended December 31, 2024 and 2023 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

The consolidated financial statements have been prepared using the accrual basis of accounting at historical cost except for derivative financial instruments and assets held for sale which are measured at fair value.

The consolidated financial statements are presented in thousands of Canadian dollars, unless otherwise stated.

These consolidated financial statements were approved and authorized for issue by the Board of Directors on March 25, 2025.

2.2	Basis of Consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries. Subsidiaries are consolidated from the date at which control is determined to have occurred and are deconsolidated from the date that the Company no longer controls the entity. Intercompany transactions, balances, and gains and losses on transactions between subsidiaries are eliminated.

2.3	Summary of Material Accounting Policies

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest-bearing securities with maturities at the date of purchase of three months or less. Cash and cash equivalents are held or invested at financial institutions including Canadian chartered banks and financial service firms. Interest income earned is recognized in the consolidated statements of loss and comprehensive loss in finance income.

Functional and presentation currency

The Company has a functional currency of Canadian dollars and the functional currency of each subsidiary is determined based on facts and circumstances relevant for each subsidiary. Subsidiaries that have a functional currency different from the Company’s presentation currency of Canadian dollars, the assets and liabilities are translated at the closing rate at the date of the balance sheets and income and expenses are translated at the exchange rates at the dates of the transactions. All resulting changes are recognized in the other comprehensive loss as foreign currency translation adjustments.

Current and deferred income taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Deferred income tax assets and liabilities are recognized in the current period for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Deferred tax assets are only recognized to the extent that it is considered probable that they will be realized. Deferred income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in operations in the period that includes the substantive enactment.

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SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023

(Amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

Financial instruments

Classification and Measurement of Financial Instruments

At initial recognition, financial instruments are recorded at fair value. For financial instruments not measured at fair value through profit or loss, transaction costs directly attributable to their acquisition are included in the carrying amount. Transaction costs related to financial instruments measured at fair value through profit or loss are expensed as incurred.

Subsequent measurement of financial assets depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories in which the Company could classify its financial instruments:

•	Amortized cost: Financial assets held to collect contractual cash flows, where those cash flows solely represent payments of principal and interest, are measured at amortized cost. Interest income is recognized using the effective interest rate method in the consolidated statements of loss and comprehensive loss.

•	Fair value through other comprehensive income (FVOCI): Financial assets held for both collecting contractual cash flows and for selling, where the cash flows solely represent payments of principal and interest, are measured at FVOCI. Changes in fair value are recorded in other comprehensive income, except for impairment gains or losses, interest income, and foreign exchange gains and losses, which are recognized in the consolidated statements of loss and comprehensive loss.

•	Fair value through profit or loss (FVTPL): Financial instruments that do not meet the criteria for measurement at amortized cost or FVOCI are measured at FVTPL. Changes in fair value are recognized in net loss in the period in which they arise and presented net in the consolidated statements of loss and comprehensive loss, except when the instrument is designated as part of a hedging relationship.

The Company’s financial assets and liabilities are subsequently measured at amortized cost using the effective interest rate method except for derivative financial instruments which are measured at FVTPL and investment.

The Company assesses on a forward looking basis the expected credit losses associated with its financial assets carried at amortized cost.

Impairment of non-financial assets

The Company assesses, at each reporting date, whether there is an indication that a non-financial asset may be impaired. If such an indication exists, or if annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount is estimated as the higher of its fair value less costs of disposal or its value in use. When the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

Impairment losses are recognized in the statements of loss and comprehensive loss.

At each reporting date, the Company assesses whether previously recognized impairments should be reversed based on updated assumptions. Any reversal is limited to the asset’s recoverable amount and cannot exceed its historical carrying value net of amortization or depreciation.

Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in the Arrangement is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses.

The useful lives of intangible assets are assessed as either finite or indefinite.

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SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023

(Amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

Research and development

Expenditures on research and development activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Research and development expenses include all direct and indirect operating expenses supporting the products in development and clinical trials. The Company outsources a significant portion of its research and development activities to third-party contract service providers. Third-party costs include those related to preclinical research, clinical trial activities and product manufacturing. Clinical trial activities expenses include investigator fees, clinical site costs, contract research organization fees and other related costs. The amount of expense recognized in a period for third-party contract service providers is based on the work performed using the accrual basis of accounting. The Company’s third-party contract service organizations provide information of services performed to allow the Company to determine the appropriate accrual at period end.

Research and development tax credits receivable

The Company is entitled to certain refundable research and development tax credits (“R&D credits”) for qualified scientific research and experimental development. These R&D credits are recorded as a reduction in the related expenditures when there is reasonable assurance that such credits will be realized. R&D credits that are related to capitalized expenditures are recognized in the consolidated statements of financial position as a reduction to the asset that the tax credit relates.

Share capital

Common Shares and Pre-Funded Warrants are classified as equity. Incremental costs directly attributable to the issuance of Common Shares and Pre-Funded Warrants are recognized as a deduction from shareholders’ equity.

Stock-based compensation

The Company grants stock options to directors, officers, employees, consultants and advisors as consideration for work or services performed. The Company used the Black-Scholes option pricing model to estimate the fair value of each stock option on the grant date. Stock option expense is recognized over the vesting period using the graded vesting method by increasing contributed surplus based on the number of stock options expected to vest.

Loss per share

Basic and diluted loss per share is calculated by dividing net loss for the period attributable to the Company by the weighted average number of common shares outstanding and the dilutive impact of outstanding warrants and stock options during the period.

2.4	New and Amended Standards and Interpretations

a)	New standards, amendments and interpretations adopted by the Company

Amendments to International Accounting Standard (IAS) 1, Presentation of Financial Statements (IAS 1)

The amendments affect only the presentation of liabilities in the interim condensed consolidated statements of financial position, not the amount or timing of recognition of any asset, liability, income or expenses, or the information that entities disclose about those items. They clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the “right” to defer settlement by at least 12 months and make explicit that only rights in place at the end of the reporting period should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The adoption of these amendments did not have a material impact on the consolidated financial statements.

b)	New standards, amendments and interpretations issued but not yet effective

At the date of authorization of these consolidated financial statements, the Company had not applied the following new and revised IFRS Accounting Standards that are not yet effective.

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SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023

(Amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

Amendments to IFRS 9, Financial instruments and IFRS 7, Financial instruments: Disclosures

The IASB has issued classification and measurement and disclosure amendments to IFRS 9 and IFRS 7 with an effective date for years beginning on or after January 1, 2026 with earlier application permitted. The amendments clarify the date of recognition and derecognition of some financial assets and liabilities and introduce a new exception for some financial liabilities settled through an electronic payment system. Other changes include a clarification of the requirements when assessing whether a financial asset meets the solely payments of principal and interest criteria and new disclosures for certain instruments with contractual terms that can change cash flows (including instruments where cash flows changes are linked to environment, social or governance (ESG) targets).

The Company has not yet commenced the evaluation of the impact of these amendments.

New accounting standard IFRS 18, Presentation and disclosure in financial statements

IFRS 18, Presentation and Disclosure in Financial Statements (IFRS 18) will provide new presentation and disclosure requirements and replace IAS 1, Presentation of Financial Statements. IFRS 18 introduces changes to the structure of the income statement; provides required disclosures in financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements; and provides enhanced principles on aggregation and disaggregation in financial statements. Many other existing principles in IAS 1 have been maintained. IFRS 18 is effective for years beginning on or after January 1, 2027, with earlier application permitted.

The Company has not yet commenced the evaluation of the impact of the new standard.

2.5	Use of judgements and estimates

The preparation of financial statements in accordance with IFRS Accounting Standards requires management to make judgements, estimates, and assumptions that affect the application of accounting policies and reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Management has applied significant judgements, estimates and assumptions to the following:

a)	Impairment of intangible assets

Impairment exists when the carrying value of an asset or cash generating units (“CGUs”) exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. During the year ended December 31, 2024, management determined that it was no longer likely that the sale of AmpB (and its component assets, OralTrans and the investment in NWMT) would be completed. The Company recognized an impairment of $3,916 to fully write down the remaining carrying value of the intangible asset. The factor leading this to this impairment was the lack of financing obtained by NWMT to advance the technology. On October 7, 2024, the Company exercised its Put Option, and NPWT did not fulfil their obligations under the terms of the agreement (note 6).

b)	Valuation of derivative financial instruments

Management measures the fair value of derivative financial instruments using the Black Scholes option valuation techniques. Assumptions are made and estimates are used in applying the valuation techniques. These include estimating the future volatility, expected dividend yield, expected risk-free interest rate and corporate performance. Such estimates and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates of the derivative financial instruments.

3.	Cash and Cash Equivalents

Cash and cash equivalents consist of the following:

	December 31, 2024	December 31, 2023
	$	$
Cash balances with banks	35,086	609
Short-term instruments	22,573	21,458
Total cash and cash equivalents	57,659	22,067

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SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023

(Amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

4.	Short-term Investments

Short-term investments with initial maturities greater than three months and less than one year consist of the following:

	December 31, 2024	December 31, 2023
	$	$
Guarantee Investment Certificates	12,195	-
United States Treasury Bills	-	17,520
Total	12,195	17,520

5.	Prepaid expenses and deposits

Prepaid expenses and deposits primarily consist of advance payments for contract research services required for ongoing clinical trials, subscriptions and other general and administrative items.

	December 31, 2024	December 31, 2023
	$	$
Research and development deposits	2,273	-
Other prepaid and deposits	259	148
Total prepaid expenses and deposits	2,532	148

6.	Intangible Asset and Assets Held for Sale

a)	The intangible asset consists of the Oral AmpB Delivery System held by AmpB Tech (“OralTrans”), which consists of (a) a license to three patents from the University of British Columbia; (b) title to several patents and patent applications; and (c) clinical and pre-clinical data. This intangible asset had a finite useful life that was estimated to run until the latest expected expiry date of the patent that is expected to issue from the latest-filed patent application either licensed to or filed by the Company.

On Oct 6, 2022, the Company licensed the OralTrans technology to NW Micelle Therapeutics (NWMT) in exchange for 15% of NWMT. Further, the Company entered into an agreement with NW Pharmatech Limited (“NWPT”), the entity that owns 85% of NWMT, in which NWPT acquired a time-limited option to acquire AmpB Tech from the Company for US$3,000 subject to certain conditions (the “Call Option”); and the Company acquired a time-limited option (with the same term as the Call Option) to compel NWPT to acquire AmpB Tech from the Company for US$3,000 subject to certain conditions (the “Put Option”).

Due to the prospect of sale within one year, AmpB Tech (and its component assets, OralTrans and the investment in NWMT), were considered assets held for sale. Accordingly, the group of assets was recorded at their respective fair values, determined to be $3,961 in aggregate, as of December 31, 2023, and the intangible asset was no longer amortized.

During the year ended December 31, 2024, management determined that it was no longer likely that the sale of AmpB (and its component assets, OralTrans and the investment in NWMT) would be completed through the exercise of the Call Option or completion of the Put Option. As such, the AmpB assets no longer qualified as held for sale and accordingly should be measured at the lower of the carrying value and the recoverable amount. The Company recognized an impairment of $3,916 to fully write down the remaining carrying value of the intangible asset, $43 pertaining to the investment in NWMT, and $2 related to the call and put options, for a total of $3,961. The factor leading this to this impairment was the lack of financing obtained by NWMT to advance the technology. On October 7, 2024, the Company exercised its Put Option, and NPWT did not fulfil their obligations under the terms of the agreement.

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SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023

(Amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

b)	Investments consisted of the minority equity investment in NWMT, and had the following balances as of the years ending:

	December 31, 2024	December 31, 2023
	$	$
Investment in NWMT	-	41

The Company does not have control nor significant influence over NWMT and therefore had accounted for the investment in NWMT as an asset held at fair value. As described above, during the year ended December 31, 2024, the Investment in NWMT no longer met the definition of an asset held for sale and was remeasured to its recoverable amount of $nil as the AmpB technology, the advancement of which was the purpose of NWMT, have a fair value of $nil. The company recorded an impairment loss of $43 and a change in fair value of $2 related to this investment.

c)	The Company had recognized the net value of the fair values of the Put Option and the Call Option on the consolidated statements of financial position as derivative financial instruments. On October 7, 2024, the Company exercised its Put Option, and NWMT did not fulfil their obligations under the terms of the agreement.

d)	The table below presents the fair value of the derivative asset and derivative liability:

	December 31, 2024	December 31, 2023
	$	$
Fair value of Put Option	-	1,191
Fair value of Call Option	-	1,187
Derivatives, net	-	4

7.	Accounts Payable and Accrued Liabilities

	December 31, 2024	December 31, 2023
	$	$
Trade payables	2,968	1,040
Accrued liabilities	2,187	2,584
Total trade payables and accrued liabilities	5,155	3,624

8.	Debentures

On March 24, 2023, the Company completed a non-brokered private placement offering of 2,385 10% unsecured non- convertible debenture units (the “Debenture Units”) and raised gross proceeds of $2,385 (the “Debenture Offering”). Each Debenture Unit is comprised of: (i) $1,000 principal amount of unsecured non-convertible debentures of the Company (the “Debentures”); and (ii) for no additional consideration, such number of common shares in the capital of the Company (each whole common share, a “Bonus Share”, and collectively, the “Bonus Shares”) as is equal to $100 divided by $0.355, being the closing market price of the common shares of the Company on the TSX Venture Exchange on March 15, 2023, rounded to the nearest whole share. The Debentures bear interest on the principal amount at a rate of 10% per annum payable quarterly in arrears in cash and matured on September 24, 2024 (the “Maturity Date”). Accordingly, 671,825 Bonus Shares were issued in connection with the Debenture Units at a value of $0.355. In addition, the Company incurred expenses in the amount of approximately $140 related to the Debenture Offering of which the Company has allocated $128 to debt issuance costs and $12 to share issuance costs. Net proceeds of the Debenture Offering were approximately $2,244 and the effective annual interest rate on the principal of the Debentures was 21.6%.

Effective August 14, 2023, the Company redeemed all the outstanding Debentures and paid a 6% early repayment premium of $143 and recorded a loss of $426 on the extinguishment of debenture units on the consolidated statements of loss and comprehensive loss.

6

SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023

(Amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

The following table presents the amounts recorded related to the Debenture Offering and its redemption:

$
Proceeds from issuance of Debenture Units on March 24, 2023	2,385
Discount due to Bonus Shares	(238)
Transaction costs	(128)
Interest expense from March 24, 2023 to August 14, 2023	177
Loss on extinguishment	426
Repayment of interest and principal, August 14, 2023	(2,622)
Debentures balance, December 31, 2023 and December 31, 2024	-

9.	Share Capital and Pre-Funded Warrants

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares.

On December 20, 2024, the Company completed a public offering (the “December Equity Offering”), issuing 51,420,000 common shares at $0.90 per common share (the “Common Shares”) and 11,865,000 pre-funded common share purchase warrants (“Pre-Funded Warrants”) with no expiry date and an exercise price of $0.00001 for $0.89999 per Pre-Funded Warrant for gross proceeds of $56,956.

The costs associated with the December Equity Offering were $4,413, including cash costs for commissions to the agents of approximately $3,959, professional fees and regulatory costs of $345, and accrued professional and regulatory fees of $109.

On May 17, 2023, the Company completed a public offering (the “Equity Offering”), issuing 70,297,220 Common Shares at $0.50 per Common Share and 39,702,780 pre-funded common share purchase warrants (Pre-Funded Warrants) with no expiry date and an exercise price of $0.00001 for $0.49999 per Pre-Funded Warrant for gross proceeds of $55,000.

The costs associated with the Equity Offering were $5,761, including cash costs for commissions to the agents of approximately $3,693, professional fees and regulatory costs of $510 and 7,383,919 compensation warrants to the agents valued at $1,558. Each compensation warrant is exercisable into one Common Share at an exercise price of $0.50 until expiry on May 17, 2025.

The fair value of the compensation warrants was recorded in share issuance costs and Pre-Funded Warrant costs proportionately to the number of each security issued.

Loss per share

Loss per share is calculated using the weighted average number of Common Shares outstanding. For the year ended December 31, 2024 and 2023, the calculation was as follows:

	Year ended, December 31, 2024	Year ended, December 31, 2023
Net loss	$28,099	$15,889
Weighted average number of Common Shares	114,778,351	86,404,762
Net loss per share – basic and diluted	$(0.25)	$(0.18)

The effect of any potential exercise of the Company’s stock options, pre-funded warrants and warrants outstanding during the year has been excluded from the calculation of diluted loss per Common Share as it would be anti- dilutive.

7

SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023

(Amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

10.	Warrants

Warrants have been issued as part of equity financings and include compensation to agents and brokers of the Company. “Pre-Funded Warrants” are defined in Note 9 above and are listed separately on the Statement of Financial Position and on the Statement of Changes to Equity and are excluded from the tables below.

The following is a summary of changes in warrants:

	Year ended, December 31, 2024		Year ended, December 31, 2023
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Outstanding, beginning of year	12,346,419	$0.53	5,245,816	$0.63
Issued	-	-	7,383,919	$0.50
Exercised	(1,608,214)	$0.52	(25,000)	$0.40
Expired	(12,094)	$0.40	(258,316)	$1.69
Outstanding, end of year	10,726,111	$0.53	12,346,419	$0.53

The table below presents the outstanding warrants as at December 31, 2024:

Exercise Price	Number of Warrants	Expiry Date
$0.60	3,506,500	September 13, 2025
$0.50	7,219,611	May 17,2025
Total warrants	10,726,111

During the year ended December 31, 2024, 1,608,214 warrants were exercised for cash proceeds of $833. In addition to the cash proceeds received, the original fair value related to these warrants of $287, was transferred from warrants to contributed surplus.

The fair value of warrants issued in the years ended December 31, 2023 and 2022, were estimated using the Black-Scholes option pricing model with the following assumptions:

Date of Issue	May 17, 2023	September 13, 2022
Number of warrants	7,383,919	4,987,500
Expected life of warrants	2 years	2-3 years
Expected volatility	73.7%	73%-81%
Expected dividend yield	nil	nil
Risk free interest rate	4.04%	3.53%-3.583%
Fair value of warrants	$1,558	$882

Due to the absence of volatility rates specific to the Company, the Company selected comparable companies in a similar industry to estimate an appropriate volatility rate.

11.	Stock-Based Compensation

Effective May 14, 2024, the Company adopted a new omnibus equity incentive plan (“Omnibus Plan”) which authorizes the Board of Directors to administer the Omnibus Plan to provide equity-based compensation in the form of stock options and restricted stock units.

The Company currently maintains its existing Amended and Restated Incentive Stock Option Plan (“Option Plan”) but effective May 14, 2024 no further grants will be made under this plan though existing grants under the Option Plan will remain in effect in accordance with their terms.

The aggregate number of common shares that may be issued under all awards under the Omnibus Plan and the Option Plan is 15% of our issued and outstanding common shares on a rolling basis.

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SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023

(Amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

Under both the Omnibus Plan and the Option Plan, the exercise price of each option equals the market price of the underlying share on the date of the grant. Vesting is provided for at the discretion of the Board of Directors and the expiration of options is to be no greater than 10 years from the date of grant.

The Company calculates the fair value of each stock option grant using the Black-Scholes option pricing model at the grant date.

The stock-based compensation expense of the stock options is recognized as stock-based compensation expense over the relevant vesting period of the stock options using an estimate of the number of options that will eventually vest.

Stock option transactions for the year ended December 31, 2024, and December 31, 2023, are presented below:

	Year ended, December 31, 2024		Year ended, December 31, 2023
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of year	14,134,363	$0.71	3,991,201	$1.18
Granted	1,162,500	$0.73	10,399,531	$0.54
Forfeited and expired	(1,417,274)	$0.56	(256,369)	$0.97
Outstanding, end of year	13,879,589	$0.73	14,134,363	$0.71

As at December 31, 2024, the Company had the following outstanding options:

	Options Outstanding			Options Exercisable
Exercise Prices	Number of options	Weighted average remaining contractual life	Weighted average exercise price	Number of options	Weighted average exercise price
$0.33-$0.50	4,287,810	8.48	$0.42	1,809,891	$0.40
$0.51-$0.66	6,576,809	8.19	$0.60	2,751,277	$0.61
$0.67-$1.70	3,014,970	7.32	$1.47	1,979,748	$1.66
	13,879,589	8.09	$0.73	6,540,916	$0.87

The following table presents the assumptions that were used in the Black-Scholes option pricing model to determine the fair value of stock options granted during the period, and the resultant average fair values:

	Year ended, December 31, 2024	Year ended, December 31, 2023
Expected life of stock options	10 years	10 years
Expected weighted average volatility	84%	94%
Expected dividend yield	nil%	nil%
Weighted average risk-free interest rate	3.03%	3.34%
Weighted average fair value of stock options granted in the year	$0.66	$0.48

Due to the absence of volatility rates specific to the Company, the Company selected comparable companies in a similar industry to estimate a volatility rate.

During the year ended December 31, 2024, $2,113 (2023 - $2,169) has been recognized as stock-based compensation expense.

9

SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023

(Amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

12.	Operating Expenses:

Research and development expenses:

	December 31,2024	December 31,2023
	$	$
Salaries and management fees	3,676	2,173
Discovery expenses	955	1,141
Preclinical expenses	7,430	3,444
Chemistry, manufacturing controls	3,384	1,193
Clinical expenses	3,411	-
Stock-based compensation	747	866
Total research and development expenses	19,603	8,817

General and administrative:

	December 31,2024	December 31,2023
	$	$
Salaries and management fees	3,725	2,318
Professional fees	2,318	2,438
Other operating expenses	776	580
Stock-based compensation	1,366	1,303
Depreciation	20	7
Total general and administrative expenses	8,205	6,646

13.	Commitments and Contingencies

The Company enters into contracts in the normal course of business, including for research and development activities. As at December 31, 2024, in addition to amounts that have been recognized in accounts payable and accrued liabilities, the Company has commitments for research and development activities in the amount of $4,947, most cancellable with notice. These commitments include agreements related to the conduct of long-term toxicology and a clinical study.

	Payments Due by Period
	Total	Less than 1 year	1 -3 years	4 – 5 years	After 5 years
Purchase obligations	$4,947	$4,693	$254	nil	nil

The Company may be required to make annual, milestone, royalty, and other research and development funding payments to Ottawa Hospital Research Institute (“OHRI”) under the OHRI Sponsored Research Agreement (“OHRI SRA”) and the Ottawa Hospital Research Institute License (“OHRI License”). These payments are contingent upon the achievement of specific development, regulatory and/or commercial milestones. The Company’s significant contingent milestone, royalty and other research and development commitments are as follows:

•	Royalties on net sales of any products covered by patents licensed from OHRI (“Licensed Products”) of 1% or 2% (depending on which patents cover a particular product), during the period when the applicable patents have valid, unexpired claims, subject to certain royalty stacking provisions;

The following payments to OHRI may be triggered by specified events:

•	$50 - each time a Licensed Product is the subject of an approved Investigational New Drug (“IND”) in the US or equivalent in any other industrialized country (maximum one payment per new drug candidate);

•	$150 - each time a Licensed Product first enters Phase II human clinical trials in the US or equivalent in any other industrialized country (maximum one payment per new drug candidate);

•	$300 - each time a Licensed Product first enters Phase III human clinical trials in the US or equivalent in any other industrialized country (maximum one payment per new drug candidate); and

10

SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023

(Amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

•	$1,000- each time a Licensed Product is the subject of a regulatory approval in the US (such as New Drug Application and Biologics License Application) or equivalent in any other industrialized country (maximum one payment per new drug candidate).

•	2% of sublicensing income received by the Company from the grant of sublicenses.

During the year ended December 31, 2024, the Company made a milestone payment of $50 upon the approval of an Investigational New Drug (IND) application for SAT-3247, in accordance with the agreement.

14.	Income Taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

As at	December 31, 2024	December 31, 2023
Loss before income taxes	$(28,099)	$(15,889)
Tax rate	26.5%	26.5%
Income tax recovery at statutory rate	(7,446)	(4,210)
Permanent differences	1,728	574
Share issuance costs and other timing differences	(1,065)	(306)
Income tax benefit not recognized	6,859	3,942
Domestic vs foreign tax rate differential	(76)	-
Tax expense / (recovery)	-	-

The following temporary differences have not been recognized:

As at	December 31, 2024	December 31, 2023
Non-capital loss carry forwards	$85,913	$59,400
Share issuance costs and other	7,474	5,314
Intangible assets	5,985	5,966
Scientific research and experimental development costs	1,217	-
Investments in subsidiaries	-	525
	100,589	71,205

Net-capital loss carry forward expiration by county:

Canada	$79,719	2026-2044
USA	3,363	do not expire
Australia	2,831	do not expire
	85,913

15.	Related Party Balances and Transactions

The following related parties have engaged in transactions with the Company during the years ended December 31, 2024 and December 31, 2023.

a)	Bloom Burton Securities Inc. (“BBSI”) - an entity that is jointly controlled by Brian Bloom, a director of the Company.

BBSI acted as lead agent the May 2023 and December 2024 equity offerings (Note 9). Related to the May Equity Offering, the Company issued 6,560,474 compensation warrants, paid $3,300 in commissions and reimbursed BBSI for $176 in legal and related fees. Related to the December Equity Offering on December 17, 2024, the Company paid $3,960 in commission and reimbursed BBSI for $141 in legal and related fees.

The Company engaged BBSI in a consulting agreement in November of 2022. The Company recorded $60 during the year ended December 31, 2023 for work completed under this agreement. This agreement has been completed and there were no amounts owing to BBSI as of December 31, 2023 or December 31, 2024.

11

SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023

(Amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

b)	William Jarosz

Mr. Jarosz, previously the Chief Executive Officer of iCo Therapeutics Inc. (“iCo”), the entity Satellos completed a reverse takeover transaction with on August 13, 2021, and now a Director of the Company, had provided consulting services to iCo that were unpaid as of the date of the reverse takeover and this liability was assumed by Satellos. Following the reverse takeover, Mr. Jarosz provided consulting services to Satellos until November 2023. During the year ended December 31, 2024, the Company fully settled the outstanding balance of $706. The following table presents the related party transactions between Mr. Jarosz and the Company:

$
Liability assumed by Company from iCo upon closing of reverse take-over, August 13, 2021	382
Director and consulting services provided to the Company	455
Partial settlement of liability with purchase of Units in the September 13, 2022 financing	(131)
Balance at December 31, 2023	706
Less, full settlement of liability with cash payment	(706)
Balance at December 31, 2024	-

c)	Key management personnel:

Key management personnel consists of the Company’s Chief Executive Officer, Chief Scientific Officer, former Chief Medical Officer, Chief Discovery Officer, Chief Business Officer and Chief Financial Officer and the Directors of the Corporation. The remuneration of key management personnel is as follows:

	December 31, 2024	December 31, 2023
	$	$
Salaries and management fees	3,164	2,554
Stock-based compensation	1,489	1,725
Total	4,653	4,279

16.	Segmented Information

The Company operates within a single operating segment, the research and development of drug therapeutics, which is the Company’s only reportable segment, which is consistent with the internal reporting provided to the chief operating decision- maker. The Company operates in three geographic areas, Canada, United States and Australia. As at December 31, 2024, the Company held total assets of approximately $201 cash (December 31, 2023 - $nil) in the United States, $1,408 in Australia (December 31, 2023 - $2) and $71,408 in Canada (December 31, 2023 - $44,296).

17.	Capital Management

The Company manages its capital structure in an endeavour to ensure sufficient resources are available to meet day-to-day operational requirements, further develop its existing technology, and continue as a going concern.

In order to maintain or adjust the capital structure, the Company may issue new shares or issue debt (secured, convertible and/or other types of available debt instruments) or sell assets. Total capital is calculated as the Company’s own equity.

The Company is not subject to any externally imposed capital requirements.

18.	Financial Instruments and Risk Management

The Company is exposed to various risks through its financial instruments including the following at December 31, 2024:

a)	Credit Risk

Credit risk arises from cash and cash equivalents and short-term investments held at banks and financial institutions, as well as outstanding receivables. In the year ended December 31, 2024, the Company invested its excess cash in interest- bearing operating accounts held at a Schedule 1 Canadian bank and in US government treasury bills. The Company limits its exposure to credit risk, with respect to cash and cash equivalents and short-term investments, by placing them with high quality credit financial institutions. The Company’s cash equivalents and short-term investments consist primarily of operating funds, US government treasury bills, deposit investments and guaranteed investment certificates with commercial banks.

12

SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023

(Amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet cash flow requirements associated with financial instruments. The Company controls liquidity risk through management of working capital, cash flows and the availability and sourcing of financing. The Company’s ability to accomplish all of its future strategic plans is dependent on obtaining additional financing or executing other strategic options; however, there is no assurance the Company will achieve these objectives. As at December 31, 2024, the Company’s liabilities consist of accounts payable and accrued liabilities that have contracted maturities of less than one year.

c)	Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk, and price risk. The Company is mainly exposed to currency risk as follows:

I)	Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The exposure to this risk changes as the exchange rate fluctuates.

Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar, primarily expenses for research and development incurred in US dollars. The Company manages foreign exchange risk by maintaining US dollars cash on hand to fund its short- term foreign currency expenditures. Balances held in foreign currencies, presented in Canadian dollars are as follows:

	As at December 31, 2024
	US $	Australian $	Euro €	Canadian $	Total $
Cash and cash equivalents	35,752	488	-	21,419	57,659
Short-term investments	7,195	-	-	5,000	12,195
Accounts payable and accrued liabilities	(3,584)	(473)	(348)	(750)	(5,155)
Total	39,363	15	(348)	25,669	64,699

	As at December 31, 2023
	US $	Australian $	Euro €	Canadian $	Total $
Cash and cash equivalents	21,852	2	-	213	22,067
Short-term investments	17,520	-	-	-	17,520
Accounts payable and accrued liabilities	(1,417)	(79)	-	(2,128)	(3,624)
Total	37,955	(77)	-	(1,915)	35,963

Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase or decrease in loss and comprehensive loss for the year ended December 31, 2024, of $3,936 (December 31, 2023 - $3,795).

Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the Euro would result in an increase or decrease in loss and comprehensive loss for the year ended December 31, 2024, of $35 (December 31, 2023 – nil).

13

SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2024 an

(Amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

II)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company holds its cash and cash equivalents and short-term investments in banks and financial institutions, and manages its interest rate risk by holding cash in high yield savings accounts or highly liquid short-term investments.

III)	Fair Value

Financial assets and liabilities are recognized on the statement of financial position at amortized cost in a hierarchy that is based on significance of the inputs used in making the measurements. The levels in the hierarchy are:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

•	Level 3 – Inputs for the asset or liability that are not based on observable market data (i.e., unobservable inputs)

At December 31, 2024, the Company’s financial instruments, all subsequently measured at amortized cost included cash and cash equivalents, short-term investments, and accounts payable and accrued liabilities.

Due to the short-term maturities of cash and cash equivalents, short-term investments, accounts payable and accrued liabilities, the carrying amounts approximate their fair value at the respective statement of financial position date.

There were no transfers of assets or liabilities between levels during the years ended December 31, 2024 and 2023. At December 31, 2023 the derivative financial instruments, net were considered level 3 in the fair value hierarchy.

14